CLIFTON STAR ENGAGES METALLURGY CONSULTANT

Vancouver, B. C. December 22, 2010 - Clifton Star Resources, Inc. (CFO TSX-V)(C3T Frankfurt) is pleased to announce the engagement of David Dreisinger, Ph.D., P. Eng. as a consulting metallurgist on the Company’s projects.  Dr. Dreisinger will perform a review of available information on the processing of ore and tailing related to the Duparquet Gold Project and report his findings to the Board of Directors.  Following completion of this review, Dr. Dreisinger will work with the Company’s team to develop a targeted program for extraction of the gold contained in the Duparquet Gold Project properties located in Southwestern Quebec.

Dr, Dreisinger holds the position of Professor and Chairholder, Industrial Research Chair in Hydrometallurgy at the University of British Columbia where he leads a team of staff and students in research and development related to base and precious metal recovery.  The Industrial Research Chair in Hydrometallurgy is funded by sixteen international mining and mining services companies.

Dr. Dreisinger is also widely sought as a metallurgical advisor to North American and international metallurgical companies to assist in development of mineral properties.  He has co-invented and co-developed a number of processes for base and precious metal recovery including the Mt. Gordon Copper process (Australia), the Sepon Copper Process (Laos), the PLATSOL TM process (to be applied at PolyMet’s NorthMet project in Minnesota) and the Balco Process (to be applied at Baja Mining’s Bolco project in Baja California, Mexico).  Dr. Dreisinger has authored or co-authored more than two hundred technical articles, patents and book chapters. He has received numerous awards from the CIM (Montreal) and international technical societies for his work.  As part of his compensation, the Company has awarded him a 50,000 stock option at $5.00 for a period of three years.

On behalf of the Board

Harry Miller, President

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The TSX-V neither approves nor disapproves the contents of this news release.

Contact:

Harry Miller

Direct: 425.453.0355

Hmiller@cliftonstarresources.com

www.cliftonstarresources.com

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